SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated May 14, 2020

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7A

FI-02610 Espoo

Finland
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No: ☒

STOCK EXCHANGE RELEASE

May 14, 2020

Nokia Corporation

Stock Exchange Release
May 14, 2020 at 10:00 (CET +1)

Nokia Announces New Notes and the Maximum Acceptance Amount and Final Results for its Offer to Purchase

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON LOCATED OR RESIDENT IN OR AT ANY ADDRESS IN, THE UNITED STATES OR ANY JURISDICTION WHERE IT IS UNLAWFUL TO DO SO.

This notice must be read in conjunction with the tender offer memorandum dated 6 May 2020 (the “Tender Offer Memorandum”). Capitalised terms used in this notice and not otherwise defined herein shall have the meanings ascribed to them in the Tender Offer Memorandum.

Espoo, Finland — Nokia announced on 6 May 2020 the launch of the Tender Offer described in the Tender Offer Memorandum. The Tender Offer expired at 4:00 p.m. (London time) on 13 May 2020.

On 6 May 2020, Nokia priced a new issue of €500,000,000 2.375 per cent. Notes due 15 May 2025 and €500,000,000 3.125 per cent. Notes due 15 May 2028 (the “New Notes”). Application will be made for the New Notes to be admitted to listing and trading on Euronext Dublin.

The New Financing Condition has been satisfied, subject to the issuance of the New Notes. The New Notes have been priced and a subscription agreement between Nokia and the joint bookrunners named therein for the purchase of, and subscription for, the New Notes has been signed and remains in full force and effect as of the date hereof.

Nokia is, therefore, pleased to announce that it will accept Notes validly tendered pursuant to the Tender Offer on the following basis:

•                  Final aggregate principal amount of Notes tendered pursuant to the Tender Offer: €227,064,000

•                  The Maximum Acceptance Amount in respect of the Tender Offer has been set at €150,000,000. As a result, a pro-ration factor of 65.953% will be applied to the tendered notes.

•                  Final aggregate principal amount of Notes that Nokia accepted for purchase: €150,000,000

•                  Final aggregate principal amount of Notes that remain outstanding after settlement of the Tender Offer: €350,000,000

The Settlement Date for the Tender Offer and the New Notes is expected to be 15 May 2020.

Kristian Pullola, Chief Financial Officer at Nokia, said: “The successful completion of these transactions is a sign of trust in Nokia and our ability to serve our resilient customer base, which continues to offer essential services during these unprecedented times. We are pleased to have pre-financed our 2021 and 2022 maturities in-line with our prudent capital structure management, which has positioned us well to run our business and continue to fund the R&D investments needed for industry leadership.”

Joint Dealer Managers

Barclays Bank PLC, Citigroup Global Markets Limited, Goldman Sachs International and Nordea Bank Abp (the “Joint Dealer Managers”) are acting as Joint Dealer Managers for the Tender Offer. Investors with questions may contact the Joint Dealer Managers at the addresses and numbers shown below.

Barclays Bank PLC	Citigroup Global Markets Limited	Goldman Sachs International	Nordea Bank Abp

5 The North Colonnade Canary Wharf London E14 4BB United Kingdom	Citigroup Centre Canada Square Canary Wharf London E14 5LB United Kingdom	Plumtree Court 25 Shoe Lane London EC4A 4AU United Kingdom	c/o Nordea Danmark, filial af Nordea Bank Abp, Finland Grønjordsvej 10 PO Box 850 DK-0900 Copenhagen C Denmark
Tel.: +44 (0) 20 3134 8515 Attn.: Liability Management Group	Tel: +44 20 7986 8969 Attn.: Liability Management Group	Tel: +44 20 7552 6157 Attn.: Liability Management Group	Tel: +45 5547 4253 Attn.: Liability Management
Email: eu.lm @barclays.com	Email: liabilitymanagement.europe @citi.com	Email: liabilitymanagement.eu@ gs.com	Email: nordealiabilitymanagement @nordea.com

Copies of the Tender Offer Memorandum can be requested from, and questions regarding the procedures for tendering Notes may be directed to, the Tender Agent, Lucid Issuer Services Limited, at: +44 20 7704 0880 or at nokia@lucid-is.com.

This stock exchange release must be read in conjunction with the Tender Offer Memorandum. The Tender Offer Memorandum contains important information which should be read carefully before any decision is made with respect to the Tender Offer. This stock exchange release is neither an offer to sell nor a solicitation of offers to buy any securities. The Tender Offer is being made only pursuant to the Tender Offer Memorandum. None of Nokia, the Joint Dealer Managers or the Tender Agent, makes any recommendation in connection with the Tender Offer. Please refer to the Tender Offer Memorandum for a description of the offer terms, conditions, disclaimers and other information applicable to the Tender Offer.

Holders should seek their own financial advice, including in respect of any tax consequences, from their broker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to tender such Notes pursuant to the Tender Offer. The Joint Dealer Managers will not be responsible to any holders of Notes for providing the protections afforded to customers of the Joint Dealer Managers or for advising any other person in connection with the Tender Offer.

About Nokia

We create the technology to connect the world. Only Nokia offers a comprehensive portfolio of network equipment, software, services and licensing opportunities across the globe. With our commitment to innovation, driven by the award-winning Nokia Bell Labs, we are a leader in the development and deployment of 5G networks.

Our communications service provider customers support more than 6.4 billion subscriptions with our radio networks, and our enterprise customers have deployed over 1,300 industrial networks worldwide. Adhering to the highest ethical standards, we transform how people live, work and communicate. For our latest updates, please visit us online www.nokia.com and follow us on Twitter @nokia.

Media Inquiries

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

Katja Antila, Head of Media Relations

Enclosures:

Stock Exchange Release:
Nokia Announces New Notes and the Maximum Acceptance Amount and Final Results for its Offer to Purchase

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2020 Nokia Corporation

	By:	/s/ Esa Niinimäki
	Name:	Esa Niinimäki
	Title:	Deputy Chief Legal Officer, Corporate